Filed Pursuant to Rule 433
Registration Statement No. 333-253071
Relating to Preliminary Prospectus Supplement dated November 16, 2023

TAPESTRY, INC.

PRICING TERM SHEET

November 16, 2023

€500,000,000 5.350% Senior Notes due 2025

€500,000,000 5.375% Senior Notes due 2027

€500,000,000 5.875% Senior Notes due 2031

Issuer:	Tapestry, Inc.

Legal Entity Identifier (LEI) Code:	549300LJNVY5SW3VTN33

Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB

Securities:	5.350% Senior Notes due 2025 (the “2025 Notes”) 5.375% Senior Notes due 2027 (the “2027 Notes”) 5.875% Senior Notes due 2031 (the “2031 Notes”)

Trade Date:	November 16, 2023

Settlement Date:	November 27, 2023 (T+7)

Size:	2025 Notes: €500,000,000 2027 Notes: €500,000,000 2031 Notes: €500,000,000

Maturity:	2025 Notes: November 27, 2025 2027 Notes: November 27, 2027 2031 Notes: November 27, 2031

Coupon (Interest Rate):	2025 Notes: 5.350% 2027 Notes: 5.375% 2031 Notes: 5.875%

Yield to Maturity:	2025 Notes: 5.416% 2027 Notes: 5.454% 2031 Notes: 5.996%

Spread to Benchmark Bund:	2025 Notes: +243.4 basis points 2027 Notes: +291.8 basis points 2031 Notes: +351.0 basis points

Benchmark Bund:	2025 Notes: 0% due October 10, 2025 2027 Notes: 1.3% due October 15, 2027 2031 Notes: 0% due August 15, 2031

Benchmark Bund Price and Yield:	2025 Notes: 94.60%; 2.984% 2027 Notes: 95.46%; 2.536% 2031 Notes: 82.70%; 2.486%

Mid-Swap Yield:	2025 Notes: 3.466% 2027 Notes: 3.104% 2031 Notes: 3.046%

Spread to Mid-Swap Yield:	2025 Notes: +195 basis points 2027 Notes: +235 basis points 2031 Notes: +295 basis points

Interest Payment Dates:
2025 Notes: November 27 of each year, commencing on November 27, 2024
2027 Notes: November 27 of each year, commencing on November 27, 2024
2031 Notes: November 27 of each year, commencing on November 27, 2024

Optional Redemption:
The 2025 Notes will be redeemable, at the Issuer’s option, in whole or in part at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the Comparable Government Bond Rate plus 40 basis points, less (b) interest accrued but not paid to, but excluding, the redemption date, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2025 Notes to be redeemed to, but excluding, the date of redemption.

The 2027 Notes will be redeemable, at the Issuer’s option, in whole or in part from settlement until October 27, 2027 (the date that is one month prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2027 Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2027 Notes matured on October 27, 2027) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the Comparable Government Bond Rate plus 45 basis points, less (b) interest accrued but not paid to, but excluding, the redemption date, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2027 Notes to be redeemed to, but excluding, the date of redemption.

The 2031 Notes will be redeemable, at the Issuer’s option, in whole or in part from settlement until August 27, 2031 (the date that is three months prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2031 Notes to be redeemed and (ii) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on August 27, 2031) on an annual (ACTUAL/ACTUAL (ICMA)) basis at a rate equal to the Comparable Government Bond Rate plus 55 basis points, less (b) interest accrued but not paid to, but excluding, the redemption date, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the 2031 Notes to be redeemed to, but excluding, the date of redemption.

Par Call:	2027 Notes: On or after October 27, 2027 2031 Notes: On or after August 27, 2031

Special Mandatory Redemption:
If (i) the Capri Acquisition has not been completed by February 10, 2025 (or such later date mutually agreed between the Issuer and Capri) (such date, the “special mandatory redemption end date”), (ii) prior to the special mandatory redemption end date, the Merger Agreement is terminated in accordance with its terms or (iii) the Issuer otherwise notifies the trustee that it will not pursue the consummation of the Capri Acquisition, all of the 2025 Notes, 2027 Notes and 2031 Notes will be redeemed at a redemption price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date.

Change of Control Offer to Purchase:
If a change of control triggering event occurs, the Issuer will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Price to Public:	2025 Notes: 99.878% 2027 Notes: 99.723% 2031 Notes: 99.248%

Underwriting Discount:	2025 Notes: 0.350% 2027 Notes: 0.525% 2031 Notes: 0.625%

Net Proceeds to Issuer before Expenses:	2025 Notes: €497,640,000 2027 Notes: €495,990,000 2031 Notes: €493,115,000

CUSIP Number:	2025 Notes: 876030AG2 2027 Notes: 876030AH0 2031 Notes: 876030AJ6

ISIN Number:	2025 Notes: XS2720095541 2027 Notes: XS2720095624 2031 Notes: XS2720095970

Common Code:	2025 Notes: 272009554 2027 Notes: 272009562 2031 Notes: 272009597

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Listing:	Application will be made to list the Notes on The New York Stock Exchange

Payment Business Days:	New York/London and TARGET

Stabilization:	FCA/ICMA

Target Markets/PRIIPs:
UK MiFIR Product Governance Rules professionals/ECPs-only / No EEA PRIIPs KID or UK PRIIPs KID – Manufacturer target market (UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area or the United Kingdom.

Concurrent Offering:
Substantially concurrently with this offering, the Issuer launched offer of U.S. dollar-denominated notes (the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of the prospectus supplement to which this pricing term sheet relates. This communication is not an offer of any securities of the Issuer other than the Notes to which this pricing term sheet relates. The concurrent offering may not be completed, and the completion of the concurrent offering is not a condition to the completion of the offering of the Notes to which this pricing term sheet relates or vice versa.

Book-Running Managers:	Merrill Lynch International Morgan Stanley & Co. International plc J.P. Morgan Securities plc HSBC Bank plc

Senior Co-Managers:	Citigroup Global Markets Limited The Toronto-Dominion Bank U.S. Bancorp Investments, Inc. Wells Fargo Securities International Limited

Co-Managers:	PNC Capital Markets LLC MUFG Securities EMEA plc Goldman Sachs & Co. LLC Banco Santander, S.A. ANZ Securities, Inc. BNP Paribas

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the Notes will be made against payment therefor on or about November 27, 2023, which will be the seventh business day following the date of the pricing of the Notes (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes prior to two business days before delivery should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Merrill Lynch International, Morgan Stanley & Co. International plc or J.P. Morgan Securities plc can arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch International (call toll free 1-800-294-1322 or e-mail dg.prospectus_requests@bofa.com), Morgan Stanley & Co. International plc (call +1-866-718-1649) or J.P. Morgan Securities plc (call +44-207-134-2468).

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.